ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
March 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52746

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   04/01/16   AND ENDING   03/31/17

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue – Suite 1427

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name - if individual, state last, first, middle name)

200 Jefferson Park   Whippany   NJ   07981

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   (a)   Facing Page.

[x]   (b)   Statement of Financial Condition.

[x]   (c)   Statement of Operations.

[x]   (d)   Statement of Changes in Stockholder's Equity.

[x]   (e)   Statement of Cash Flows.

[ ]   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[x]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).

[ ]   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   (l)   An Affirmation.

[ ]   (m)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[x]   (n)   Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[x]   (o)   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Bishen Pertab, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ICICI Securities Inc., for the year ended March 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public 5/11/17

CINDY YAU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YA6211682
Qualified in Westchester County
My Commission Expires November 16, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
ICICI Securities, Inc.

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (the "Company"), as of March 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of ICICI Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ICICI Securities, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of ICICI Securities, Inc.'s financial statements. The supplementary information is the responsibility of ICICI Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

May 11, 2017

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2017

Assets

Cash	$	2,323,383
Due from affiliated companies		269,486
Deposits		576,940
Other assets		38,622
Total assets	$	3,208,431

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	654,387
Due to affiliated company		4,104
Total liabilities		658,491

Stockholder's equity:

Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares	12,980,000
Additional paid-in capital	454,126
Accumulated deficit	(10,884,185)
Total stockholder's equity	2,549,941
Total liabilities and stockholder's equity	$ 3,208,431

The accompanying notes are an integral part of this financial statement.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Operations
For the Year Ended March 31, 2017

Revenues

Management Fee	$ 2,450,025
Foreign exchange translation	(42,913)
	2,407,112

Expenses

Compensation and benefits	1,610,338
Professional fees	172,669
Travel, entertainment and promotional	157,030
Communications	109,081
Occupancy	122,518
Regulatory fees and expenses	30,532
Depreciation	2,517
Bank charges	64,585
Other	(7,445)
	2,261,825
Income before provision for income taxes	145,287
Provision for income taxes	7,520
Net income	$ 137,767

The accompanying notes are an integral part of this financial statement.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2016	$ 12,980,000	$ 454,126	$ (11,021,952)	$ 2,412,174
Net income	-	-	137,767	137,767
Balance at March 31, 2017	$ 12,980,000	$ 454,126	$ (10,884,185)	$ 2,549,941

The accompanying notes are an integral part of this financial statement.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Cash Flows
Year Ended March 31, 2017

Cash flows from operating activities:	
Net income	$ 137,767
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,517
Decrease (increase) in operating assets	
Accounts receivable	150,579
Deposits	1,704
Prepaid expenses	57,187
Due from affiliates	213,194
Other assets	(27,522)
Increase (decrease) in operating liabilities:	
Accounts payable and other accrued liabilities	147,988
Due to affiliated company	(33,541)
Lease related liability	(124,913)
Net cash provided by operating activities	524,960
Cash at beginning of year	1,798,423
Cash at end of year	$ 2,323,383
Supplemental disclosures of cash flow information:	
Cash paid during the year for taxes	$ 7,520

The accompanying notes are an integral part of this financial statement.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company, whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States and in Singapore investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash

The Company maintains cash at banking institutions in various countries. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company also maintains cash deposits in a Singapore financial institution that is subject to the limits of the deposit insurance scheme administered by the Monetary Authority of Singapore.

(b) Revenues

The Company entered into a fixed fee arrangement with its affiliate for facilitating securities transactions on the affiliate's behalf. The monthly fixed management fee becomes due on the first day of each month and is recorded accordingly. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore, all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

The accompanying notes are an integral part of this financial statement.

(e) Foreign Currency

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of operations.

(f) Estimates

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)   **Related Party Transactions**

All of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by affiliates and the Company is entitled to a monthly fixed management fee of $200,000 or 66% of commissions, whichever is greater. For the year ended March 31, 2017, total management fees charged to this affiliate were $2,405,025. The Company also paid certain expenses on behalf of the affiliate amounting to $114,000. The Company also provided management services for another affiliated company in the amount of $45,000. The total amount due from the affiliated companies was $269,486 at March 31, 2017 and is reflected in Due from Affiliated Companies on the statement of financial condition.

(4)   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At March 31, 2017, the Company had net capital of $1,521,481 which exceeded requirements by $1,271,481.

(5)   **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

The Company's policy is to continuously monitor its exposure to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The majority of the Company's operations, are conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

The accompanying notes are an integral part of this financial statement.

(6)   Income Taxes

Total tax expense is $7,520. This represents state and local minimum tax. There is no benefit for income taxes for the year ended March 31, 2017 due to the net operating losses incurred being offset by valuation allowances recorded on the related net deferred tax assets. A reconciliation between the effective income tax benefit and the amount computed using the statutory federal tax rate of 35% is as follows:

Pretax net income	$ 145,287
Expected federal tax at statutory rate of 35%	50,850
State and local taxes	(2,632)
Net operating losses	(48,218)
Federal tax expense reflected in these financial statements	-

The components of the net deferred tax assets are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	$ 3,206,412
Fixed assets	141,475
Gross deferred tax assets	3,347,887
Less: valuation allowance	(3,347,887)
Deferred tax assets, net	$ -

At March 31, 2017, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2028. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2017. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense within the statement of operations; however, there are none for the year ended March 31, 2017. At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

(7)   Bank Guaranty

Under the terms of the sublease the Company was required to provide a letter of credit to a subtenant to cover the lease shortfall. ICICI Bank Ltd., the ultimate parent, on behalf of the Company, has provided a Letter of Credit to subtenant for an amount of $1,000,000. The said bank guaranty will expire on May 31, 2017 as the said sublease has expired on February 28, 2017.

The accompanying notes are an integral part of this financial statement.

(8)   Concentrations

Substantially all of the Company's cash is held in accounts at two major financial institutions. Management does not expect any losses to result with respect to any of these concentrations.

The Company is dependent on its affiliate for 100% of its revenue.

(9)   Commitments

The Company rents office space under an operating lease that expires October 31, 2017. Future minimum payments through the end of the lease will be $28,350. Rent expense for the year was $80,040 and is reflected on the statement of operations.

A security deposit of approximately $493,000 relating to the expired lease is reflected in Deposits on the statement of financial condition. The deposit was returned by the landlord in April 2017.

The accompanying notes are an integral part of this financial statement.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2017

Net capital:		
Total shareholder's equity	$	2,549,941
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated company		269,486
Other assets		615,563
Total nonallowable assets		885,049
Net capital before haircuts		1,664,892
Haircuts on foreign currency		143,410
Net capital		1,521,482
Minimum net capital requirement		250,000
Excess net capital	$	1,271,482

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of March 31, 2017.

See Report of Independent Registered Public Accounting Firm

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
ICICI Securities, Inc.

We have reviewed management's statements, included in the Management Statement Regarding Compliance with the Exemption Provisions of SEC rule 15c3-3, in which ICICI Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which (1) ICICI Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

May 11, 2017

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

ICICI Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from Rule 15c3-3 under the provision of 15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in Rule 15c3-3(k) throughout the most recent fiscal year without exception.



Signature

President

May 11, 2017